Filed pursuant to Rule 424(b)(3)
File No. 333-153862

April 21, 2009
Grant Park Fund March 2009 Update
Supplement dated April 21, 2009 to Prospectus dated March 25, 2009
March 2009
	March ROR	YTD ROR	Total NAV	NAV/Unit
Class A Units	-3.26%	-4.91%	$84.4 M	$1,493.07
Class B Units	-3.33%	-5.12%	$775.3M	$1,288.98
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Grant Park Fund Announcements

Registration of new investment classes
Grant Park Fund is pleased to announce that new investment classes have been registered under the Securities Act of 1933, as amended, pursuant to an effective registration statement on Form S-1 (File No. 333-153862). The newly registered classes offer two distinct alternatives to investing in managed futures.

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Legacy Classes: Created for investors who invest in Grant Park through advisory accounts. The Legacy classes maintain the same long-term trend-following strategies pursued throughout Grant Park’s successful 20- year track record.

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Global Alternative Markets (GAM) Classes: Created for investors who seek additional exposure to diversified trend-following strategies, including an emphasis on trading advisors who concentrate on shorter time horizons in their trading strategies. GAM has classes for investment via traditional investment accounts or advisory accounts.

A copy of the current prospectus relating to the new Legacy and GAM classes may be obtained at www.grantparkfunds.com or from your financial advisor.

New website
Grant Park Fund recently launched its new website, www.grantparkfunds.com. On the new website, you will find information relating to each of our investment classes, easier access to the daily NAV, and downloadable forms.

Sector Commentary
Global equity indices rallied against short positions, posting setbacks for the portfolio.  Improved investor confidence resulted in price increases in nearly all North American, European, and Asian equity indices.  The unveiling of the U.S. Treasury’s initiative to buy toxic assets from ailing institutions was a major driver in boosting investor sentiment.

Prices in the grains and softs markets moved upwards against Grant Park’s short positions, resulting in losses.  Soybean prices moved higher as tensions between the Argentine government and local soybean farmers fostered supply concerns.  In the softs markets, speculators drove prices upwards against positions on beliefs that increased U.S. government activity in the Treasury markets would put pressure on the U.S. dollar.

Sharp price movements in the currency markets hindered performance throughout March.  A strong uptrend in the euro moved against our short positions early in the month as a result of a weakening dollar.  As Grant Park’s euro positions reversed to long near month-end, the euro underwent a sharp decline, resulting in losses.

An improved outlook on the global economy drove base metals prices upwards against short positions.  Speculators bid up industrial metals on beliefs that a more stable global marketplace would result in increased industrial production.  Short positions in copper, aluminum, and lead had the biggest impact on performance.

555 W. Jackson Blvd. ▪ Suite 600 ▪ Chicago, IL 60661 Toll Free: 866-242-4055 ▪ Phone: 312-756-4450 ▪ Fax: 312-756-4452 www.grantparkfunds.com

Our positions in the energy markets posted mixed results, but still finished slightly lower last month.  A steady rally in crude oil was supported by supply decreases in the sector and moved against Grant Park’s short positions.  Losses in the energy markets were partially offset by short positions in natural gas.  An announced surplus of natural gas spurred speculative selling, moving the price of natural gas 11% lower for March.

Grant Park registered solid gains in the fixed income markets.  Long eurodollar and euribor positions accounted for the bulk of gains.  Decreased lending in the financial sector put pressure on short-term yields, which supported prices in the short-term debt markets.  Our positions in the longer-term markets also added to profits.  Long UK gilt and German Bund positions made gains as European governments bid up the fixed income markets with quantitative easing initiatives.

Additional Information

Online Investor Statements
Investors may access their statements online once they have set up their accounts for this purpose. To register for online access, please go to the Customer Services section at www.grantparkfunds.com and complete the simple process.  You may also elect to stop receiving paper statements by completing and signing the Request for Paper Statement Elimination form and returning it to our office at the fax number listed below.

If you have any questions or need assistance, please contact our Client Service Operations team at 800-217-7955 or via email at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS.
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.
OFFERING BY PROSPECTUS ONLY.

555 W. Jackson Blvd. ▪ Suite 600 ▪ Chicago, IL 60661 Toll Free: 866-242-4055 ▪ Phone: 312-756-4450 ▪ Fax: 312-756-4452 www.grantparkfunds.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
MARCH 31, 2009

Statement of Income

	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(2,294,769)	(2,595,539)	(20,839,395)	(22,770,252)	(23,134,164)	(25,365,791)
Change in Unrealized Income (Loss)	(236,531)	(306,514)	(2,147,999)	(2,781,658)	(2,384,530)	(3,088,172)
Brokerage Commissions	(19,688)	(48,875)	(178,790)	(378,896)	(198,478)	(427,771)
Exchange, Clearing Fees and NFA charges	(30,016)	(84,953)	(272,587)	(647,115)	(302,603)	(732,068)
Other Trading Costs	(54,728)	(189,149)	(497,000)	(1,406,459)	(551,728)	(1,595,608)
Change in Accrued Commissions	(3,502)	(12,723)	(31,797)	(96,140)	(35,299)	(108,863)

Net Trading Income (Loss)	(2,639,234)	(3,237,753)	(23,967,568)	(28,080,520)	(26,606,802)	(31,318,273)

Other Income:
Interest, U.S. Obligations	45,386	156,153	412,159	1,157,811	457,545	1,313,964
Interest, Other	45,895	172,969	416,781	1,270,197	462,676	1,443,166
US Govt Sec Gain/Loss	(5,828)	(28,400)	(52,927)	(204,508)	(58,755)	(232,908)

Total Income (Loss)	(2,553,781)	(2,937,031)	(23,191,555)	(25,857,020)	(25,745,336)	(28,794,051)

Expenses:
Incentive Fees to Trading Managers	(123,913)	68,993	(1,125,290)	75,534	(1,249,203)	144,527
Administrative Fees	17,989	55,950	163,363	421,436	181,352	477,386
O&O Expenses	14,391	44,760	392,070	1,011,444	406,461	1,056,204
Brokerage Expenses	435,333	1,353,978	4,247,428	10,957,320	4,682,761	12,311,298
Illinois Replacement Tax

Total Expenses	343,800	1,523,681	3,677,571	12,465,734	4,021,371	13,989,415

Net Income (Loss)	(2,897,581)	(4,460,712)	(26,869,126)	(38,322,754)	(29,766,707)	(42,783,466)

Statement of Changes in Net Asset Value

Beginning Balance	88,830,965	89,119,649	655,940,430	554,475,560	744,771,395	643,595,209
Additions		2,601,110	150,756,660	269,842,607	150,756,660	272,443,717
Net Income (Loss)	(2,897,581)	(4,460,711)	(26,869,126)	(38,322,754)	(29,766,707)	(42,783,465)
Redemptions	(1,529,634)	(2,856,298)	(4,504,738)	(10,672,187)	(6,034,372)	(13,528,485)

Balance at MARCH 31, 2009	84,403,750	84,403,750	775,323,226	775,323,226	859,726,976	859,726,976
Total Units Held at End of The Period		56,530.33718		601,500.06967
Net Asset Value Per Unit		1,493.070		1,288.983
Rate of Return	-3.26%	-4.91%	-3.33%	-5.12%

To the best of my knowledge and belief the information
Contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP